

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Melissa N. Schaeffer
Senior Vice President and Chief Financial Officer
Air Products & Chemicals, Inc.
1940 Air Products Boulevard
Allentown, Pennsylvania 18106-5500

>   **Re: Air Products & Chemicals, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2023**
>   **File No. 001-04534**

Dear Melissa N. Schaeffer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Industrial Applications and
                              Services